Jammin Java Corp.
8200 Wilshire Blvd., Suite 200
Beverly Hills, California 90211

March 5, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jammin Java Corp.
Registration Statement on Form S-1
Filed October 9, 2012
File No. 333-184340

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Jammin Java Corp., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, filed on October 9, 2012 (File No. 333-184340) (together with all exhibits, collectively, the “Registration Statement”).

The Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective by the Commission and that no securities have previously been sold in connection with the proposed offering or pursuant to the Registration Statement or prospectus contained therein. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement on Form S-1 be credited for future use.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned, with a copy to the Company’s counsel, David M. Loev, of The Loev Law Firm, PC, via email at dloev@loevlaw.com or via facsimile at (713) 524-4122.

If you have any questions regarding this application for withdrawal, please call Mr. Loev at (713) 524-4110.

[Signature page follows.]

Sincerely,

JAMMIN JAVA CORP.

By:	/s/ Anh Tran
Name: Anh Tran
Title: President